DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/21/08

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

0

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

0

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes Amendment # 1 to the schedule 13d filed February 23, 2007. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the NCRS filed on 8/28/2008 there were 6,824,000 shares of RMR outstanding as of 6/30/08. The percentage set forth in item 5 was derived using such number.

Phillip Goldstein, Andrew Dakos and accounts managed by the reporting persons beneficially own an aggregate of 0 shares of RMR or 0% of the outstanding shares.

Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.

  c) During the past 60 days the following shares of RMR were sold (there were no purchases):


Date		Shares	Price
8/26/2008	3,000	9.2810
8/27/2008 	3,000	9.3373
9/6/2008	2,500	9.7964
9/16/2008 	500	8.72
9/17/2008 	14,800	8.0759
9/18/2008 	3,000	8.05
9/19/2008	1,200	9.28
9/22/2008	4,000	8.825
9/25/2008	2,900	8.4548
9/26/2008	3,000	8.2857
9/29/2008	3,000	7.8557
9/30/2008	15,000	7.8727
10/1/2008	4,000	8.0875
10/2/2008	6,000	7.9048
10/3/2008	6,000	7.6690
10/6/2008	5,200	6.3496
10/10/2008	98,400	3.2620
10/13/2008	65,500	4.0076
10/14/2008	29,297	4.5777
10/15/2008	19,940	4.0751
10/26/2008	50,000	4.0310
10/17/2008	22,263	4.0282
10/20/2008	12,600	4.0003
10/21/2008	15,000	4.0000




ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/23/2008

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:: Andrew Dakos

Exhibit 1. Joint Filing Agreement
In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the
Schedule 13D (and all further amendments filed by them) with respect to the shares of RMR.

Dated: 10/23/2008


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos